SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No.___)*

Westinghouse Solar, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

009720103

(CUSIP Number)

Gerry McGowan
CBD Energy Limited
Suite 2 - Level 2, 53 Cross Street Double Bay
Sydney, NSW 2028
+61 2 9363 9910

With a copy to:

Yvan-Claude Pierre, Esq.
Reed Smith LLP
599 Lexington Avenue
New York, New York 10022
(212) 521-5400

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 30, 2011

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

CUSIP No:    009720103

1.	NAME OF REPORTING PERSON:

CBD Energy Limited

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(See Instructions):

(a)                                          [   ]
(b)                                          [   ]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS (See Instructions) WC

5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e): ☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION	Australia

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER	1,666,667
	8.	SHARED VOTING POWER	0
	9.	SOLE DISPOSITIVE POWER	1,666,667
	10.	SHARED DISPOSITIVE POWER	0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,666,667

12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.4%

14.	TYPE OF REPORTING PERSON (See Instructions) CO

Item 1.    Security and Issuer.

This Statement of Beneficial Ownership on Schedule 13D (this “Schedule 13D”) relates to the common stock, par value $0.001 per share (“Common Stock”), of Westinghouse Solar, Inc., a Delaware corporation (the “Issuer”).  The principal executive offices of the Issuer are located at 1475 S. Bascom Avenue, Suite 101, Campbell, CA 95008.

This Schedule 13D is being filed by the Reporting Person (as defined in Item 2 below) as a result of the Reporting Person’s acquisition on December 30, 2011 of 1,666,667 shares (the “Shares”) of Common Stock at a price of $0.60 per share pursuant to that certain Securities Purchase Agreement, dated December 30, 2011, between the Issuer and the Reporting Person (the “Purchase Agreement”).

Item 2.    Identity and Background.

(a)           This Schedule 13D is being filed by CBD Energy Limited, a corporation organized under the laws of Australia (the “Reporting Person”).

 (b)           The principal business address of the Reporting Person is Suite 2 - Level 2, 53 Cross Street Double Bay, Sydney, NSW 2028.

(c)            Set forth on Schedule I hereto is the name, citizenship, business address and present principal occupation of each of the directors and executive officers of the Reporting Person.

The principal business of the Reporting Person is providing integrated sustainable solutions for fossil fuel and CO2 emission reduction.

(d)           During the last five years, neither the Reporting Person nor, to the knowledge of the Reporting Person, any of the natural persons listed on Schedule I associated with such Reporting Person have been convicted in any criminal proceeding.

(e)           During the last five years, neither the Reporting Person nor, to the knowledge of the Reporting Person, any of the natural persons listed on Schedule I associated with such Reporting Person have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which he or it is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)           Set forth on Schedule I hereto is the citizenship of each of the directors and executive officers of the Reporting Person.

Item 3.    Source and Amount of Funds or Other Consideration.

The aggregate purchase price for the Shares under the Purchase Agreement was $1,000,000.20 which was paid in cash by the Reporting Person from the Reporting Person’s corporate funds.

Item 4.    Purpose of Transaction.

The Reporting Person has acquired the Shares for investment purposes only. Each of the Reporting Person and the natural persons listed on Schedule I associated with such Reporting Person has no current plans to pursue any additional actions related to its holding of Common Stock, including, without limitation: (a) the acquisition of additional shares of Common Stock or the disposition of shares of Common Stock that it holds; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) a material change in the present capitalization or dividend policy of the Issuer; (e) any other material change in the Issuer’s business or corporate structure; (f) changes to the Issuer’s charter, by-laws or other actions which may impede the acquisition of control of the Issuer by any other person; (g) causing the Common Stock to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (h) causing the Common Stock to become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; (i) any change to the present board of directors or management of the Issuer; or (j) any action similar to any of those enumerated above.  While the Reporting Person currently has no plans with respect to any such additional actions, it remains open to, and hereby reserves the right to evaluate and pursue, any such action following the consummation of the Purchase Agreement.

Item 5.    Interest in Securities of the Issuer.

 (a)           Based on 16,040,581 shares of Common Stock outstanding as of December 31, 2011, the Reporting Person may be deemed to beneficially own 1,666,667 shares of Common Stock.  Such ownership represents 10.4% of the issued and outstanding shares of the Issuer. To the knowledge of the Reporting Person, no shares of Common Stock are beneficially owned by any of the persons listed on Schedule I associated with the Reporting Person.

(b)           Number of shares as to which the Reporting Person has:

(i)           sole power to vote or to direct the vote: 1,666,667

(ii)          shared power to vote or to direct the vote: 0

(iii)         sole power to dispose or to direct the disposition of:  1,666,667

(iv)         shared power to dispose or direct the disposition of:  0

(c)           Other than its acquisition of the Shares pursuant to the Purchase Agreement, no transactions in securities of the Issuer have been effected during the last 60 days by the Reporting Person or all of the persons named on Schedule I associated with the Reporting Person.

(d)-(e)           Not applicable.

Item 6.    Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information set forth in Items 1 and 4 of this Schedule 13D is hereby incorporated by reference in this Item 6. To the knowledge of the Reporting Person, except as otherwise described in this Schedule 13D, there are no contracts, arrangements, understandings or relationships among the persons named in Schedule I hereto, and between any such persons and any other person, with respect to any securities of the Issuer, including but not limited to, transfer or voting of any of the securities of the Issuer, joint ventures, loan or option  arrangements, puts or calls, guarantees or profits, division of profits or loss, or the giving or withholding of proxies, or a pledge or contingency the occurrence of which would give another person voting power over the securities of the Issuer.

Item 7.    Material to be Filed as Exhibits

Exhibit A –   Securities Purchase Agreement, dated December 30, 2011, between the Issuer and the Reporting Person (incorporated by reference to Exhibit 10.1 of the Issuer’s Current Report on Form 8-K filed by the Issuer with the Securities and Exchange Commission on January 4, 2012).

SIGNATURE

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: January 9, 2012                       CBD Energy Limited

By:           /s/ Gerry McGowan
Name:      Gerry McGowan
Title:        Managing Director

Schedule I
Directors and Executive Officers of CBD Energy Limited
as of January 4, 2012

Directors and Citizenship	Business Address	Occupation	Number and Type of WEST Securities Owned
Hon. Mark Vaile, Australian	Level 2, 53 Cross Street, Double Bay, NSW Australia 2028	Chairman of CBD Energy Limited and director of several companies	None
James Anderson, Australian	Level 2, 53 Cross Street, Double Bay, NSW Australia 2028	Principal, A&T First 200 Fund	None
Todd Barlow Australian	Level 2, 53 Cross Street, Double Bay, NSW Australia 2028	Managing Director of Pitt Capital Partners	None
Gerry McGowan, Australian	Level 2, 53 Cross Street, Double Bay, NSW Australia 2028	Managing Director of CBD Energy Limited	None
Executives and Citizenship	Address	Occupation	Number and Type of WEST Securities Owned
Gerry McGowan	See information above	See information above	See information above
Pat Lennon, Australian [provide citizenship]	Level 2, 53 Cross Street, Double Bay, NSW Australia 2028	Chief Operating Officer	None
Carlo Botto, Australian	Level 2, 53 Cross Street, Double Bay, NSW Australia 2028	Director Strategy and Development	None
Allan McClaren, Australian	Level 2, 53 Cross Street, Double Bay, NSW Australia 2028	General Manager of Parmac	None
Yuri Brodsky, Australian	Level 2, 53 Cross Street, Double Bay, NSW Australia 2028	General Manager of Capacitor Technology	None
James Greer, Australian	Level 2, 53 Cross Street, Double Bay, NSW Australia 2028	CEO of CBD China	None